Exhibit 99.1

LIVEREEL MEDIA CORPORATION

Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended December 31, 2014 and 2013
(Unaudited)

(Expressed in Canadian Dollars)

LiveReel Media Corporation

Notice to Reader of the Condensed Unaudited Interim Consolidated Financial Statements

The accompanying condensed unaudited interim consolidated financial statements of LiveReel Media Corporation for the three and six months ended December 31, 2014 have been prepared in accordance with International Financial Reporting Standards, consistently applied.

The accompanying condensed unaudited interim financial statements have been prepared by and are the responsibility of the Company's management.  The Company's independent auditor has not performed a review of the condensed unaudited interim consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of condensed interim consolidated financial statements by an entity's auditor.

February 25, 2015

LiveReel Media Corporation
Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)

As at	Note	December 31, 2014	June 30, 2014
Assets
Current Assets
Cash		$1,087	$1,250
Total Assets		1,087	1,250
Liabilities
Current Liabilities
Accounts payable and accrued liabilities	6	$39,533	$36,696
Due to related party	10	129,359	89,159
Short-term loans payable	7	245,288	233,386
Total Liabilities		414,180	359,241
Shareholders' Deficiency
Capital stock	8	7,880,660	7,880,660
Contributed surplus		361,196	361,196
Equity component of debt		-	-
Accumulated deficit		(8,654,949)	(8,599,847)
Total Shareholders' Deficiency		(413,093)	(357,991)
Total Liabilities and Shareholders' Deficiency		$1,087	$1,250

Going Concern (Note 1)
Related Party Transactions (Note 10)

Approved by the Board  ”Henry Kneis”  Director    ”Michael Wekerle” Director
                                           (signed)                         (signed)

The accompanying notes form an integral part of these consolidated financial statements.

LiveReel Media Corporation
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian Dollars)

	Note	Three Months Ended December 31, 2014	Six Months Ended December 31, 2014	Three Months Ended December 31, 2013	Six Months Ended December 31, 2013

Revenue		$-	$-	$-	$-
Expenses
Professional fees		6,250	17,620	13,125	34,500
Shareholders information		10,230	25,422	6,299	22,015
Office and general		-	-	2,906	5,806
Financing costs	10	6,049	11,901	6,049	12,098
Bank charges and interest		90	180	122	140
Foreign exchange (gain) loss		(9)	(21)	(9)	(4)
		22,610	55,102	28,492	74,555
Net loss and comprehensive loss		$(22,610)	$(55,102)	$(28,492)	$(74,555)
Net loss per share – basic and diluted	9	$(0.00)	$(0.00)	$(0.00)	$(0.00)
Weighted average number of shares outstanding		23,521,744	23,521,744	23,521,744	23,521,744

The accompanying notes form an integral part of these consolidated financial statements.

LiveReel Media Corporation
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	Note	Three Months Ended December 31, 2014	Six Months Ended December 31, 2014	Three Months Ended December 31, 2013	Six Months Ended December 31, 2013
Cash flows from operating activities
Net loss for the period		$(22,610)	$(55,102)	$(28,492)	$(74,555)
Adjustment for non-cash items:
Accrued interest		6,049	11,901	6,049	12,098
Changes in working capital items:
Accounts payable and accrued liabilities		(21,535)	2,838	(2,543)	(6,287)
		(15,486)	14,739	3,506	5,811
Cash flows from financing activities
Due to related parties		38,013	40,200	23,833	70,153
		38,013	40,200	23,833	70,153
Increase (decrease) in cash		(83)	(163)	(1,153)	1,409
Cash, beginning of period		1,170	1,250	2,582	20
Cash, end of period		$1,087	$1,087	$1,429	$1,429

The accompanying notes form an integral part of these consolidated financial statements.

LiveReel Media Corporation
Consolidated Statements of Changes in Equity
(Expressed in Canadian Dollars)

For the six months ended December 31, 2014, and 2013
	Number of Shares	Share Capital	Contributed Surplus	Equity Component of Debt	Accumulated Deficit	Shareholders' Deficiency
Balance, July 1, 2013	23,521,744	$7,880,660	$347,699	$13,497	$(8,474,027)	$(232,171)
Net loss for the period	-	-	-	-	(74,555)	(74,555)
Balance, December 31, 2013	23,521,744	$7,880,660	$347,699	$13,497	$(8,548,582)	$(306,726)

	Number of Shares	Share Capital	Contributed Surplus	Equity Component of Debt	Accumulated Deficit	Shareholders' Deficiency
Balance, July 1, 2014	23,521,744	$7,880,660	$361,196	$-	$(8,599,847)	$(357,991)
Net loss for the period	-	-	-	-	(55,102)	(55,102)
Balance, December 31, 2014	23,521,744	$7,880,660	$361,196	$-	$(8,654,949)	$(413,093)

The accompanying notes form an integral part of these consolidated financial statements.

LiveReel Media Corporation
Condensed Notes to the Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
December 31, 2014 and 2013

1.	NATURE OF OPERATIONS AND GOING CONCERN

LiveReel Media Corporation (the "Company") is an entertainment company focused on the identification and evaluation of other assets or businesses for purchase, both within and outside of the film industry.  The Company's registered office is 130 Adelaide Street West, Suite 1010, Toronto, ON, M5H 3P5.

Management has prepared these consolidated financial statements in accordance with International Financial Reporting Standards applicable to a going concern, which contemplates that assets will be realized and liabilities discharged in the normal course of business as they come due.  The Company has accumulated significant losses since its inception. To this point, all operational activities and overhead costs have been funded through equity and debt issuances.  These conditions indicate that there could be a substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

The Company has incurred a net loss of $22,610 during the three month period ended December 31, 2014, has a working capital deficit of approximately $413,093 and an accumulated deficit of $8.7 million.  The Company's ability to continue as a going concern is dependent upon its ability to access sufficient capital until it has profitable operations.  The Company continues to receive funding from its largest shareholder (see Note 10) to assist with the Company's working capital requirements.  These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the Company was unable to realize its assets and settle its liabilities as a going concern in the normal course of operations.  Such adjustments could be material.

Currently, the Company is focused on preserving its cash by minimizing operating expenses, and looking to investment opportunities both within and outside of the film industry.  It will continue to look to its largest shareholder for continued financial support if necessary.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of Compliance

These consolidated interim financial statements are unaudited and have been prepared in accordance with IAS 34 "Interim Financial reporting" ("IAS 34") using accounting policies in conformity with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB") and Interpretations of the International Financial Reporting Interpretations Committee ("IFIRC").

The consolidated financial statements were approved by the Company's board of directors and authorized for issue on February 25, 2015.

(b)	Basis of Presentation

These consolidated financial statements have been prepared on the historical cost basis.  Historical cost is based on the fair value of the consideration given in exchange for assets.

LiveReel Media Corporation
Condensed Notes to the Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
December 31, 2014 and 2013

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(c)	Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary – LiveReel Productions Corporation ("LRPC"). The subsidiary changed its name from Noble House Film & Television Inc. to LiveReel Productions Corporation effective August 10, 2006.

LRPC holds titles to the film properties and distribution rights acquired and is in the business of licensing, developing, producing and distributing films and television programs.

All intercompany balances and transactions have been eliminated on consolidation.

(d)	Functional and Presentation Currency

These consolidated financial statements have been prepared in Canadian dollars, which is the Company's functional and presentation currency.

(e)	Financial instruments

Financial assets:

All financial assets are recognized and derecognized on the trade date where the purchase or sale of a financial asset is under contract whose terms require delivery of the financial asset within the time frame established by the market concerned, and are initially measured at fair value, plus transaction costs, except for those financial assets classified at fair value through profit or loss which are initially measured at fair value.

Financial assets are classified into the following categories: financial assets 'at fair value through profit or loss' ("FVTPL"), 'held-to-maturity investments', 'available-for-sale' financial assets and 'loans and receivables'. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Financial liabilities:

Financial liabilities are classified as either financial liabilities 'at FVTPL' or 'other financial liabilities'.

Other financial liabilities including borrowings are initially measured at fair value, net of transaction costs. Other financial liabilities are subsequently measured at amortized cost using the effective interest method, with interest recognized on an effective yield basis.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest costs over the relevant period.  The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability or (where appropriate) to the net carrying amount on initial recognition.

LiveReel Media Corporation
Condensed Notes to the Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
December 31, 2014 and 2013

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(e)	Financial instruments (continued)

De-recognition of financial liabilities:

The Company derecognizes financial liabilities when the obligations are discharged, cancelled or expire.

The Company’s financial instruments consist of the following:

Financial assets:	Classification:
Cash	FVTPL
Other assets	Other financial assets

Financial liabilities:	Classification:

Amounts payable and accrued liabilities	Other financial liabilities
Due to related party	Other financial liabilities
Short-term loans payable	Other financial liabilities

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment. Change in assumptions could significantly affect the estimates. The Company provides disclosure of the three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair value of financial assets and financial liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Financial assets and financial liabilities in Level 2 include valuations using inputs based on observable market data, either directly or indirectly, other than the quoted prices. Level 3 valuations are based on inputs that are not based on observable market data.

Impairment of financial assets:

Financial assets are assessed for indicators of impairment at the end of each reporting period.  Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the investments have been negatively impacted. Evidence of impairment could include: significant financial difficulty of the issuer or the counterparty; or default or delinquency in interest or principal payments; or the likelihood that the borrower will enter bankruptcy or financial reorganization.

The carrying amount of financial assets is reduced by any impairment loss directly for all financial assets with the exception of amounts receivable, where the carrying value is reduced through the use of an allowance account. When an amounts receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

LiveReel Media Corporation
Condensed Notes to the Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
December 31, 2014 and 2013

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)	Loss Per Share

Basic loss per share is calculated by dividing net loss (the numerator) by the weighted average number of common shares outstanding (the denominator) during the period.  Diluted loss per share reflects the dilution that would occur if outstanding stock options and share purchase warrants, if any, were exercised or converted into common shares using the treasury stock method and are calculated by dividing net loss applicable to common shares by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued.

(g)	Income taxes

Income tax expense comprises current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized in equity, in which case it is recognized in equity.

Current income tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustments to tax payable in respect of previous years.

Deferred tax liabilities or assets are recognized using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for taxation purposes.  Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination.

In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.  Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.  Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

LiveReel Media Corporation
Condensed Notes to the Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
December 31, 2014 and 2013

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(h)	Significant accounting judgements and estimates

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these estimates. The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting estimates based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, include the valuation of financial instruments and income tax assets.

(i)	Recent accounting policies

The Company continues to monitor the potential changes proposed by the IASB and considers the impact changes in the standards would have on the Company's operations.

New standards not yet adopted

IFRS 9 - The IASB is currently developing IFRS 9 "Financial Instruments" which will replace IAS 39 "Financial Instruments: Recognition and Measurement", the current standard for financial instrument. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value through profit and loss, replacing the multiple category and measurement models in IAS 39.  The approach in IFRS 9 is based on the entity's business model for managing the financial assets and the contractual cash flow characteristic of the financial assets.  IFRS 9 is required to be applied for accounting periods beginning on or after January 1, 2015, with early adoption permitted. The Company has not yet determined the potential impact of the amendments to IFRS 9 on its financial statements.

3.	CAPITAL MANAGEMENT

The Company includes equity, comprised of issued share capital, reserves and deficit, in the definition of capital.

The Company's primary objective with respect to its capital management is to ensure that it has sufficient cash resources to fund its activities relating to identifying and evaluating qualifying transactions.  To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity or debt.

LiveReel Media Corporation
Condensed Notes to the Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
December 31, 2014 and 2013

4.	FINANCIAL INSTRUMENTS AND RISK FACTORS

There has been no change with respect to the overall risk management objectives during the period ended December 31, 2014.

The Company's financial instruments consisting of cash, accounts payable and other accrued liabilities, due to related party, and short-term loans payable, approximate fair value due to the relatively short term maturities of these instruments.  It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. Cash is identified as Level 1.

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. As at December 31, 2014, the Company had a working capital deficit of $413,093, including $374,647 loans payable to and advances from its largest shareholder. As a result, the Company has exposure to liquidity risk.  The Company's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company's reputation. The Company will continue to look to its largest shareholder for continued financial support if necessary.

5.	CATEGORIES OF FINANCIAL INSTRUMENTS

	December 31, 2014	June 30, 2014
Financial assets:
FVTPL
Cash	$1,087	$1,250
Total	$1,087	$1,250

Financial liabilities:
Other financial liabilities:
Accounts payable and accrued liabilities	$39,533	$36,696
Due to related party	129,359	89,159
Short-term loans payable	245,288	233,386
Total	$414,180	$359,241

6.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

       Accounts payable and accrued liabilities include the following:

	December 31, 2014	June 30, 2014
Accounts payable	$-	$-
Accrued liabilities	39,533	36,696
Total	$39,533	$36,696

LiveReel Media Corporation
Condensed Notes to the Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
December 31, 2014 and 2013

7.	SHORT-TERM LOANS PAYABLE

On December 19, 2012, the Company entered into an unsecured loan agreement with Difference Capital Financial Inc. ("Difference"), at the time an arms' length party, in the aggregate principal amount of $50,000.   The loan had a term of twelve months maturing December 19, 2013, accrued interest at 12% per annum until maturity, and would be prepaid at any time without notice or penalty.

On March 22, 2013, Difference acquired control of the Company by the acquisition of a majority of common shares of the Company, and entered into an unsecured loan agreement in the aggregate principal amount of $150,000.  The loan had a term of twelve months maturing March 22, 2014, accrued interest at 12% per annum until maturity, and would be prepaid at any time without notice or penalty.

On May 28, 2014, the Company extended the term of its loan agreements with Difference to provide that such loans now mature on a demand basis.

During the three and six month periods ended December 31 2014 and 2013, the Company incurred interest expenses of $6,049 (2013 - $6,049) and $11,901 (2013 - $12,098), respectively, on these loans.

8.	CAPITAL STOCK

a)	Authorized: Unlimited number of common shares

b)	Issued:

	December 31, 2014		June 30, 2014
	Common		Common
	Shares	Amount	Shares	Amount

Beginning of period	23,521,744	$7,880,660	23,521,744	$7,880,660
End of period	23,521,744	$7,880,660	23,521,744	$7,880,660

9.	LOSS PER SHARE

Loss per share is calculated on the weighted average number of common shares outstanding during the three and six month periods ended December 31, 2014 and 2013, which were 23,521,744 shares (2013 – 23,521,744).

LiveReel Media Corporation
Condensed Notes to the Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
December 31, 2014 and 2013

10.	RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount which is the amount of consideration established by and agreed to by the related parties. Related party transactions for the three and six month periods ended December 31, 2014 and 2013 and balances as at those dates, not disclosed elsewhere in the consolidated financial statements are:

a)
During the quarter and six months ended December 31, 2014, the Company received $38,013 (2013 – $23,833) and $40,200 (2013 - $70,153), respectively, in advances from Difference, its largest shareholder, for working capital purposes.

b)	Financing costs include $6,049 payable to Difference during the quarter ended December 31, 2014 (2014 - $6,049).

11.	SEGMENTED INFORMATION

The Company does not have any reportable segments at this time and all operations take place in Canada.